EXHIBIT 3.4

                              AMENDMENT TO
                          AMENDED AND RESTATED
                      CERTIFICATE OF INCORPORATION
                          OF 3NET SYSTEMS, INC.

     FIRST: The name of the Corporation is 3Net Systems, Inc.

     SECOND: The registered office of the Corporation is located at 1013 Centre Road, County of New Castle, City of Wilmington, Delaware 19805. The name of the registered agent is The Prentice-Hall Corporation System, Inc.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation law of Delaware.

     FOURTH: This Corporation is authorized to issue a total of Two Hundred One Million Two Hundred Thousand (201,200,000) shares of stock consisting of two classes of shares to be designated "Common Stock" and "Preferred Stock," respectively. The number of shares of Common Stock authorized to be issued is Two Hundred Million (200,000,000), each with a par value of one cent ($0.01) and the number of shares of Preferred Stock authorized to be issued is One Million Two Hundred Thousand (1,200,000), each with a par value of six dollars ($6.00). The Preferred Stock may be issued in series. The board of directors is authorized to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors is also authorized to determine, fix, alter or revoke the rights, preferences, privileges and restrictions granted to and imposed upon the Preferred Stock or any series thereof with respect to any wholly unissued class or series of Preferred Stock, and within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

     FIFTH: The directors of the Corporation shall have the power to adopt, amend or repeal the Bylaws of the Corporation without requiring a vote of the stockholders therefor.

     SIXTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of Delaware, as the same may be amended and supplemented.

SEVENTH: The Corporation shall, to the fullest extent permitted by
Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.